John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66221

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

July 11, 2012

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On June 20, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 79 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 80 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement. The Amendment was filed for the purposes of (i) adding investments in other investment companies language to the strategy section and the corresponding risk disclosure and (ii) adding Institutional class shares to the Angel Oak Multi-Strategy Income Fund, a series portfolio of the Trust (“Fund”).

On June 27, 2012, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”).

The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: Please delete footnote 2 or put it in a separate line item.

Response:         The Trust has revised the disclosure by removing the footnote.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

July 11, 2012

2.	Comment: The acquired fund fees and expenses line item shows 0.01%. If this is going to increase, please include an estimate and add a footnote that indicates that the acquired fund fees and expenses are estimated to increase due to the Fund’s change in investment strategy.

Response:         The Trust has revised the disclosure as you have requested.

3.	Comment: Please explain why the line item entitled “Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursement” is significantly lower than the same item contained in the financial highlights.

Response:         The financial highlights reflect a 2.00% expense cap that was in place as of the Fund’s January 31, 2012 fiscal year end. The prospectus fee table reflects the fact that, as of May 1, 2012, the Fund’s adviser contractually agreed to lower the Fund’s expense cap to 1.50%. The Trust has revised footnote 3 to state that the expenses have been restated to reflect the lower expense cap.

4.	Comment: In the expense example, please review the two line items for the Class C shares one year expense number. If the CDSC for the Class C shares is charged on a redemption that occurs on the one-year anniversary of the purchase of Class C shares, then the line item reflecting the sales charge should be $374 rather than $274. Alternatively, if it is not charged on the one-year anniversary, consider removing the extra line of disclosure.

Response:         The CDSC for Class C shares is only charged on redemptions that occur within the one-year anniversary of the purchase of such Class C shares. The Trust has revised the disclosure by removing one of the line items.

*                    *                     *

The Trust acknowledges that:

—	It is responsible for the adequacy and accuracy of the disclosure in its filings;

—	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

—	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively